SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-3986	JBonnie@stblaw.com

August 23, 2013

VIA FEDEX AND EDGAR

Re:	Brixmor Property Group Inc.

Registration Statement on Form S-11

File No. 333-190002

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Brixmor Property Group Inc. ( “Brixmor”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement as filed on July 18, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated August 15, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Brixmor.

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General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Brixmor respectfully advises the Staff that it does not intend to use any graphics, maps, photographs and related captions or other artwork, including logos, in the prospectus other than the graphics, maps, photographs and related captions and other artwork, including logos, presently included in the Registration Statement.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Brixmor is supplementally providing the Staff with a binder that contains copies of materials which support the business and industry data used in the Registration Statement (the “Supporting Materials”).

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of Brixmor, we request that the Supporting Materials be returned to Brixmor upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

3.	Please note that when you use technical jargon or industry-specific terms, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean. Please make revisions throughout as needed.

Brixmor advises the Staff that it has made revisions throughout the Registration Statement as needed to provide a definition the first time a technical or industry-specific term is used.

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4.	Please revise your disclosure to give the full names of all promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter. Please refer to Item 11(d) of Form S-11.

Although Brixmor Property Group Inc. was incorporated in 2011 at the time Brixmor was acquired by The Blackstone Group L.P. (“Blackstone”), Brixmor has been conducting business in excess of five years through predecessor entities. In this regard, we advise the Staff that 479 out of 522 of the properties comprising the IPO Portfolio were owned by Brixmor prior to the time it was acquired by Blackstone. Accordingly, we do not believe that Brixmor was “founded” or “organized” at the time of Blackstone’s acquisition of the company in 2011 or at any time within the prior five years or that the disclosures required by Item 11(d) of Form S-11 apply.

Summary, page 1

5.	We note you provide average grocer sales PSF for the year ended December 31, 2011 throughout the document. Please revise to update or advise.

Brixmor has revised pages 2, 3, 106 and 108 to provide average grocer sales PSF for the year ended December 31, 2012. Brixmor respectfully advises the Staff that average grocer sales PSF for the year ended December 31, 2012 only became available subsequent to the initial filing of the Registration Statement.

Summary of IPO Portfolio, page 2

6.	We note you indicate in footnote 2 that effective age is calculated based on the year of the most recent redevelopment of the shopping center or based on year built if no redevelopment has occurred. We further note your disclosure on page 4 that the average age of the shopping centers in your IPO portfolio is 30 years based on year built. Please reconcile this disclosure or advise.

Brixmor respectfully advises the Staff that “effective age” is the later of either original year built or year of the most recent redevelopment. “Average age” is based only on original year built and does not take into consideration redevelopment. Brixmor has revised pages 4 and 110 to so clarify.

Competitive Strengths, page 3

7.	In the table on page 3, please revise to include separate columns for the Non-Core Properties and Other Properties Sold. Please also revise accordingly the table on page 106 in the “Business” section.

Brixmor has revised the tables on pages 3 and 108 to include separate columns for the Non-Core Properties and other Properties Sold.

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8.	In footnote (5) to the table, please include the number of grocery stores that reported sales and other important information regarding the stores for purposes of this calculation.

Brixmor has revised footnote (5) to the tables on pages 3 and 108 to address the matters identified in the Staff’s comment.

9.	We note your disclosure on page 5 that 73% of your grocer tenants ranked as the #1 or #2 grocer in their respective markets. Please revise your disclosure to provide greater details regarding the rankings to which you are referring.

Brixmor has revised the disclosure on pages 5 and 110 to address the matter identified in the Staff’s comment.

Organizational Structure, page 9

10.	Please revise the diagram on page 11 to show the number and percentage of OP units that will be owned by your management team immediately following this offering, separate and apart from the other pre-IPO owners.

Brixmor has revised the diagrams on pages 11 and 46 to address the matters identified in the Staff’s comment.

Summary Financial and Other Data, page 17

11.	We note your reconciliation on page 21. Please tell us your basis for including an adjustment for Gain on bargain purchase to calculate FFO rather than in your calculation of FFO As Adjusted. Please revise or advise.

Brixmor respectively advises the Staff that in considering the proper treatment of the Gain on bargain purchase in our calculation of FFO, Brixmor referred to The National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. NAREIT defines FFO as net income/(loss) attributable to common shareholders computed in accordance with GAAP, excluding (i) gain or losses from sales of operating real estate assets and (ii) extraordinary items, plus (iii) depreciation and amortization of operating properties, (iv) impairment and depreciable real estate and in substance real estate equity investments and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect funds from operations on the same basis.

The NAREIT definition does not specifically address gains from asset or business acquisitions, including the Gain on bargain purchase that Brixmor recorded in 2011.

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Brixmor believes that the Gain on bargain purchase is similar to the gains on sales of operating real estate, which the NAREIT definition of FFO specifically excludes. Brixmor supplementally advises the Staff that the NAREIT financial standards staff informally confirmed to Brixmor that they believe that the exclusion of Gain on bargain purchases was appropriate in the computation of FFO.

12.	We note your reconciliation on page 22. Please expand your disclosure to explain how the adjustments for Total other income and Total other expenses tie to your historical financial statements.

Brixmor has expanded the disclosure on page 22 to address the matter identified in the Staff’s comment.

13.	We note your description of how EBITDA is calculated on page 22; however, it does not appear to be consistent with how it is actually calculated on page 23. Please revise or advise.

Brixmor has revised the description of how EBITDA is calculated on pages 22 and 93 to be consistent with the way EBITDA is actually calculated on pages 24 and 94.

Risk Factors, page 24

“Our cash flows and operating results could be adversely affected by required payments of debt.,” page 26

14.	We note your disclosure in the narrative of the risk factor that you may not be able to refinance existing indebtedness on your properties. To the extent material, please disclose the amount of debt maturing in 2013 and 2014.

Brixmor has revised the narrative of the risk factor to disclose the amount of its debt maturing in 2013 and 2014.

Organizational Structure

IPO Property Transfers, page 44

15.	Please tell us and disclose the value of the interests in the Acquired Properties that you will purchase in connection with this offering. Also, please provide us with your analysis regarding any financial statement requirements of the Acquired Properties.

Brixmor intends to include the preliminary estimated value of the Acquired Properties in the pro forma financial statements based upon current estimates of net operating income of the Acquired Properties and current market capitalization rates. In response to Staff comment 28, Brixmor has included on pages 61 and 62 in the Pro Forma Financial Statements—Note 1, Adjustments to the Pro Forma Condensed Consolidated Balance Sheet, disclosure on the process by which it will determine the value of the Acquired Properties on the date of the offering, including the reconciliation to the value of the consideration issued to the equity owners of the Acquired Properties.

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The disclosure under “Adjustments to the Pro Forma Condensed Balance Sheet” on pages 61 to 63 notes (A) and (B) will be updated to reflect the fair value of the Acquired Properties and the fair value of the Arapahoe Acquisition, respectively. The fair value of the interest in the Acquired Properties is approximately $870.0 million which includes real estate, lease intangibles and above and below market leases. The fair value of the interest in the Arapahoe Acquisition is approximately $69.7 million which includes real estate, lease intangibles and above and below market leases.

Brixmor advises the Staff that it does not believe additional financial statements are required under Regulation S-X §210.3-14 as the aggregate fair value of the assets to be acquired is currently estimated to be approximately $940.7 million (as detailed above) relative to Brixmor’s total assets at December 31, 2012 of approximately $9,604 million or approximately 9.80%, which is less than the prescribed 10% threshold for significant individual and aggregate acquisitions.

16.	Please clarify if you are required to redeem the special series of interests related to the Non-Core Properties after the transfer restrictions expire; if not, please expand your disclosure to discuss the circumstances that will impact your decision to redeem and also explain the impact of not redeeming the interests. Furthermore, clarify if you have the option to redeem the special series of interests with any other form of consideration (e.g., cash).

Brixmor will not be required to redeem the special series of interests related to the Non-Core Properties after the transfer restrictions expire, nor does it have the option to redeem the special series of interests with cash or any other form of consideration. However, Brixmor advises the Staff that it does not anticipate any circumstances in which it would not redeem the special series of interests after the transfer restrictions expire, and that because the economic consequences of ownership of the Non-Core Properties will be attributable to the holders of the special series of interests, which will be reflected as a noncontrolling interest in Brixmor Property Group Inc.’s consolidated financial statements, the net income attributable to Brixmor Property Group Inc. would be unaffected by any decision not to redeem the interests. Brixmor has clarified the disclosure on page 44 to address the foregoing.

17.	You disclose on page 158 that in connection with the distribution of interests in the Non- Core Properties, an aggregate amount of $ million will be paid to the Class B unit holders pro rata based on their respective Class B Unit ownership in the Partnerships. Please clarify how this amount of cash was determined and the reason for a cash distribution in addition to the distribution of the Non-Core Properties.

Brixmor has revised the disclosure on page 160, including a cross-reference to such disclosure on page 45, to address the matters identified in the Staff’s comment.

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18.	Your disclosure indicates that an increase in the assumed initial public offering price will increase the number of OP Units to be issued in connection with the Acquired Properties. However, it seems that an increase in the price should result in a decrease in the number of units issued. Please clarify.

Brixmor respectfully advises the Staff that the OP Units to be issued in exchange for the interests in the Acquired Properties will be determined not based upon a previously determined dollar amount but rather in a manner that is designed to reflect the relative proportion of the equity value contributed by the owners of the Acquired Properties after valuing the properties comprising the IPO Portfolio utilizing the capitalization rate implied by the initial public offering price. More specifically, Brixmor advises the Staff that it has determined that the Acquired Properties are of comparable quality to the Same Property Portfolio. Brixmor intends to utilize the capitalization rate for the IPO Portfolio implied by the initial price to the public in the offering to assign values to the properties comprising the Same Property Portfolio and the Acquired Properties and then, after taking into account the differing levels of indebtedness related to these different asset pools, determine the relative equity value contributed by the owners of the Acquired Properties. This calculation will permit Brixmor to determine the appropriate percentage ownership of the Operating Partnership to be issued in exchange for the interests in the Acquired Properties. Because the Acquired Properties are somewhat more highly leveraged than the Same Property Portfolio, the proportion of the equity value contributed (and, accordingly, the number of OP Units to be issued) is correlated to the initial public offering price and the overall value implied to the IPO Portfolio by that price. Brixmor has expanded the disclosure on page 44 to address the foregoing.

19.	In this section, please discuss in greater detail the transactions to occur in connection with the offering that are discussed in the “Management” section on pages 157 to 161. Please discuss when such transactions will occur and the conditions to complete such transactions.

Brixmor has revised pages 44 to 45 to address the matters identified in the Staff’s comment.

Use of Proceeds, page 47

20.	We note you indicate that you will use some of the net offering proceeds as described in note (G) under “Unaudited Pro Forma Financial Information.” Please expand your Use of Proceeds section to include the level of detail provided in note (G) on page 63.

Brixmor expanded the disclosure on page 47 to address the matters identified in the Staff’s comment.

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Distribution Policy, page 48

21.	We note that table on page 49. Please fill in the amounts; we may have further comment.

Brixmor acknowledges the Staff’s comment and advises the Staff that completion of the table is predicated upon certain offering related information that is not yet available and that it will complete the table on page 50 in a future pre-effective amendment. However, to facilitate the Staff’s review, we have attached as Annex A to this letter a version of the table that has been completed using certain assumptions relating to the offering size and price.

22.	You state in footnote (2) of the table that you assumed no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2013 unless a new or renewal lease had been entered into prior to the date of this prospectus. Please tell us the reason for and extent to which you have entered into month-to-month leases; in this regard, we note your disclosure on page 146 which indicates that the typical lease term for anchor tenants ranges from 10 to 20 years and three to five years for smaller tenants. Also, tell us your basis for assuming continuation of those leases for purposes of determining contractual rent income in this table.

Brixmor respectfully advises that month-to-month leases are primarily a result of tenants whose leases have expired and with which it is currently negotiating new long term leases, which month-to-month leases represent approximately 1.5% of total ABR.

23.	We note that you intend to include an adjustment for the estimated amount of tenant improvement costs and leasing commissions not expected to be funded under your Unsecured Credit Facility. Please tell us the amount that you expect to be funded under the facility and revise the table to present your adjustment for tenant improvement costs and leasing commissions on a gross basis rather than net of the expected funding. The amounts expected to be funded by the Unsecured Credit Facility should be presented below your total of Cash Available for Distribution and Payout Ratio.

Brixmor respectfully advises the Staff that it does not intend to fund any tenant improvement costs or leasing commissions from the Unsecured Credit Facility. The table and disclosure on pages 50 to 51 have been revised to address the matter identified in the Staff’s comment.

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24.	Please advise us whether you have historically made cash expenditures for tenant improvements in excess of contractual commitments. If so, please expand footnote 5 to cover anticipated tenant improvement expenditures, even if not based on contractual commitments. Please also address any capital expenditures not including tenant improvements; in this regard, we note your disclosure on page 84 which identifies recurring maintenance capital expenditures as an expected use of cash.

Brixmor respectfully advises the Staff that it has not historically made cash expenditures in excess of contractual commitments and therefore does not believe any additional disclosure is needed. Brixmor has revised the disclosure on page 51 to include projected annual recurring maintenance capital expenditures.

Unaudited Pro Forma Financial Information

25.	Please separately clarify how you will account for each element of the Non-Core Properties transaction. Explain the accounting at the date of the IPO when you will issue a special class of units, the accounting during the transfer restriction period, and the accounting at the expiration of the transfer restrictions on January 15, 2014 when you plan to redeem the special class of units in exchange for the Non-Core Properties. Your disclosure currently states that you will account for the distribution at fair value with any resulting gain or loss recognized in earnings; please advise us when you expect this gain or loss will be recognized.

Brixmor will issue the separate series of interests in its Operating Partnership which will allocate to Brixmor’s pre-IPO owners all of the economic interests in the Non-Core Properties on a pro-rata basis. The separate series interest will represent a non-controlling interest of the Operating Partnership. Initially, the amount recorded as the non-controlling interest will equal the historical basis (net of liabilities) in the Non-Core Properties. Accordingly, the interests in the Operating Partnership, a consolidated subsidiary of the Company, will be reflected as a non-controlling interest in the post-IPO financial statements. During the transfer restriction period, the operating results of the Non-Core Properties will be allocated to the series interests as net income (loss) attributable to non-controlling interests.

Brixmor anticipates that on or about January 15, 2014 it will redeem the separate series of interests and distribute the Non-Core Properties to holders of the series interests. In accordance with ASC 845-10, the redemption and distribution to the pre-IPO owners will be recorded at the fair value of the net assets distributed. Any resulting gain or loss on the net assets distributed will be allocable to the series interests as net income (loss) attributable to non-controlling interests.

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Brixmor advises the Staff that during the quarter ended June 30, 2013, it was determined that for certain of the Non-Core Properties, there were indicators of impairment that required Brixmor to perform tests of recoverability. As a result of this analysis, Brixmor recorded approximately $36.0 million of impairment losses related to the Non-Core Properties. Brixmor further advises the Staff that, prior to the effectiveness of the Registration Statement and through the distribution date, it will continue to evaluate the recoverability of its basis in the Non-Core Properties.

26.	Please fill in the blanks in the pro forma financial information; we may have further comment.

Brixmor acknowledges the Staff’s comment and advises the Staff that completion of the pro forma financial information is predicated upon certain offering related information that is not yet available and that it will complete the pro forma financial information in a future pre-effective amendment. However, to facilitate the Staff’s review, we have attached as Annex B to this letter a version of the pro forma financial information that has been completed using certain assumptions relating to the offering size and price.

27.	Please revise footnote (A) to include a table of the historical balance sheet of the Acquired Properties, the acquisition adjustments, and the total pro forma adjustments by line item. Also, explain the structure of the purchase of the acquired properties in more detail; tell us the entities that currently own the properties and clarify if they are under common control. Furthermore, we note your discussion of Throne Units on page 160; it appears these relate to an entity that currently owns the acquired properties. Please advise us of the treatment of these units in the transaction and how they relate to the number of OP Units that will be issued in the acquisition.

Brixmor has revised footnote (A) on page 62 to include a table of the historical balance sheet of the Acquired Properties, the acquisition adjustments, and the total pro forma adjustments by line item.

Brixmor advises the Staff that the entities that own the interests in the Acquired Properties to be contributed to Brixmor are limited partnerships (the “Acquired Property Partnerships”) as to which Blackstone Real Estate Associates VII L.P. (BREA VII), a subsidiary of The Blackstone Group L.P. (“Blackstone”), serves as the general partner. It is contemplated that these entities will contribute such interests to Brixmor Operating Partnership LP in exchange for OP Units having equivalent value. Brixmor further advises the Staff that the entities that are the owners of Brixmor Property Group Inc. and BPG Subsidary Inc. are limited partnerships (the “Brixmor Partnerships”) as to which Blackstone Real Estate Associates VI (BREA VI), a different subsidiary of Blackstone, serves as the general partner. The limited partners of the Acquired Property Partnerships and of the Brixmor Partnerships typically have the right to dissolve the partnerships or

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have substantive kick out rights that overcome the presumption of control by Blackstone, and the Acquired Property Partnerships and the Brixmor Partnerships are not consolidated by BREA VII or BREA VI, respectively. Accordingly, Brixmor has determined that the entities that own Brixmor and the entities that own the Acquired Properties are not under common control. Brixmor has enhanced its disclosure in footnote (A) to reflect the foregoing.

At the time Brixmor entered into the BRE Throne management agreement, BRE Throne issued the Class B units (Throne Units) to certain of Brixmor’s executives as compensation for services the executives provided with respect to BRE Throne. Brixmor considered the value of these units to be additional management fee income and additional compensation to those executives for services provided to BRE Throne in performing Brixmor’s obligations under the BRE Throne management agreement. Brixmor recognized compensation expense for the fair value of these units as the units vested in accordance with the liability method.

In connection with the offering and the Property Transfers, it is anticipated that BRE Throne will fully accelerate the vesting of these units. Upon completion of the offering and the vesting of the Throne Units, Brixmor will recognize as additional compensation expense the difference between the accumulated amounts previously recognized by it for the units over the vesting period and the fair value of the Throne Units as the date of vesting.

The responses to Staff comments 15 and 18 discuss the determination of the acquisition date fair value of the Acquired Properties (including the BRE Throne assets) and the process by which Brixmor will determine the aggregate number of OP units that will be issued to the owners of the equity interests in BRE Throne. The OP units issued to BRE Throne will then be allocated to the BRE Throne equity owners based upon the operating agreement of BRE Throne.

28.	You disclose that, for building and improvements, the estimated fair values will likely be derived using a cost approach. Please tell us how you determined that the cost approach is appropriate rather than an income or market approach. Please tell us if you verified the result of the cost approach with any other valuation method.

Brixmor respectfully advises the Staff that it will account for the acquisition of the Acquired Properties under the acquisition method of accounting and Brixmor will recognize the estimated fair value of the acquired assets and fair value of assumed liabilities on the date of acquisition. The fair value of these assets and liabilities in the Unaudited Pro Forma Financial Information will be allocated in accordance with Accounting Standards Codification, or ASC, Section 805-10, Business Combinations. Brixmor’s methodology for allocating the cost of the assets acquired and liabilities assumed is based upon estimating fair values. Fair values are determined based upon a consideration of all three generally accepted valuation approaches: (i) the income approach, (ii) the market approach and (iii) the cost approach.

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Brixmor will primarily rely upon the income approach to determine overall fair value of the real property assets to be acquired. The market approach will also be performed to corroborate the fair value derived under the income approach. The market approach will also be relied upon to estimate the fair value of the land. Finally, Brixmor will utilize the cost and the income approaches to estimate the fair value of building improvements for each of the Acquired Properties. The income approach methodology involves the lease-up of a vacant or “dark” building to the current occupancy as of the acquisition date of the Acquired Property while the cost approach determines the replacement cost of the building with adjustment to reflect the appropriate physical, functional and external obsolescence/depreciation to arrive at a current cost determined fair value.

Brixmor has revised footnote (A) on page 61 to so clarify.

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations, page 63

29.	Please expand footnotes (DD) and (EE) to show, in detail, how you calculated the adjustments.

Brixmor has added additional disclosure to expand footnotes (DD) and (EE) to address the matters identified in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition, page 69

Our Portfolio and Financial Highlights, page 70

30.	With respect to your Historical Portfolio, please expand your disclosure regarding leasing activity for the last full year and stub period to include psf cost data for tenant improvements and leasing commissions for both new leases and renewed leases signed.

Brixmor has expanded its disclosure on page 72 to address the matters identified in the Staff’s comment.

Business, page 104

31.	We note your disclosure that during the 12 months ended March 31, 2013, you signed new and renewal leases in your IPO Portfolio at an average ABR/SF of $12.41. Please revise to further break this down to provide the average ABR/SF for new leases and the average ABR/SF for renewal leases as compared to prior rent.

Brixmor has revised the disclosure on page 109 to address the matters identified in the Staff’s comment.

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32.	With respect to the IPO Portfolio, please disclose the cost psf of tenant improvements and leasing commissions on these new and renewed leases.

Brixmor has added additional disclosure on page 109 to address the matters identified in the Staff’s comment.

33.	We note your disclosure in this section regarding completed redevelopment projects and active projects. To the extent you have material developments, please revise your disclosure to include anticipated completion dates, the scope of development and costs incurred to date, in addition to budgeted costs. For completed developments, please disclose development costs per square foot.

Brixmor respectfully advises the Staff that it does not have any individually material redevelopment projects. Brixmor also advises the Staff that it does not have any development underway nor has it completed any material developments in past five years. Brixmor has included additional disclosure on page 113 regarding redevelopment costs per square foot.

34.	We note you provide a schedule of lease expirations on page 120 for the next nine years. Please revise to provide this disclosure for the next ten years. In addition, please revise to provide the annual rental represented by the expiring leases in each year. Please refer to Item 15(f) of Form S-11.

Brixmor has expanded the disclosure on page 123 to address the matters identified in the Staff’s comment.

Certain Relationships and Related Person Transactions, page 178

IPO Property Transfers, page 178

35.	Please revise your disclosure to clarify whether you have obtained any independent third party appraisals, valuations or fairness opinions in connection with the 43 properties to be acquired and the 47 properties to be distributed. If not, please add a related risk factor and summary risk factor.

Brixmor has not obtained any independent third party appraisals, valuations or fairness opinions in connection with the 43 properties to be acquired and the 45 properties to be distributed. Brixmor has added a related risk factor on page 32 and summary risk factor on page 12 to so clarify.

Principal Stockholders, page 184

36.	Please revise to identify the natural person that is the beneficial holder of the shares or units held by Centerbridge.

Brixmor has revised page 187 to provide additional detail regarding the beneficial ownership of the shares or units held by Centerbridge.

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Underwriting (Conflicts of Interest), page 230

37.	We note your disclosure that the underwriters and their respective affiliates have performed commercial banking, investment banking and advisory services for you and your affiliates in the past. Please revise to provide more specific disclosure regarding any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Brixmor has revised the disclosure on page 235 to disclose the specific transactions within the preceding 180 days in which the joint bookrunning managers or their affiliates have performed commercial banking, investment banking or advisory services for Brixmor or its affiliates, including Blackstone. Other than as disclosed in Amendment No. 1, in the preceding 180 days, there have been no material commercial banking, investment banking or advisory services between the underwriters, on the one hand, and Brixmor or its affiliates, including Blackstone, on the other hand. For the purposes of this response, (i) material dealings refer to those transactions in which the underwriters or their affiliates have received a fee of at least $500,000 and (ii) Brixmor’s affiliates refer to its subsidiaries, Blackstone, BRE Retail Holdco L.P. and Blackstone Retail Transaction II Holdco L.P. This disclosure is consistent with the information provided to the Financial Industry Regulatory Authority, Inc. (“FINRA”) as required by sections (c) through (f) of FINRA Rule 5110, which sets forth the criteria by which FINRA determines whether the compensation paid or to be paid to the underwriting syndicate in connection with a qualifying securities offering is fair and reasonable.

Legal Matters

38.	Please reference the tax opinion.

Brixmor has revised page 240 to also reference that we will also pass upon certain tax matters.

Note 2. BREP VI Transaction, page F-18

39.	We note that you recognized a significant bargain purchase gain as a result of the BREP VI Transaction. Please tell us in more detail how you determined the fair value of the assets and liabilities acquired in the Transaction. In your response, clarify whether you reassessed the valuations in accordance with ASC 805-30-25-4 before recording the gain.

The BREP VI Transaction was accounted for as a business combination with the identifiable assets acquired, the liabilities assumed, and the noncontrolling interest being initially measured at their acquisition date fair values in accordance with the requirements included in ASC paragraphs 805-20-25-1 and 805-20-30-1, respectively.

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In establishing these initial measurement bases, Brixmor viewed fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and employed customary valuation techniques that were appropriate under the circumstances. For those assets and liabilities that were short-term in nature (such as receivables, accounts payable and accrued expenses), Brixmor determined that the respective carrying values approximated their fair values. For those assets and liabilities that did not meet the preceding criterion (such as land, building, in place lease value and above-market and below-market lease intangibles) , Brixmor utilized a combination of market, income and cost approaches and inputs that Brixmor viewed to be representative of those that would be utilized by market participants. Details in respect of these approaches and the related inputs utilized are included in Note 1, Summary of Significant Accounting Policies – Real Estate, of Brixmor’s Combined Consolidated Financial Statements, beginning on page F-13.

The values derived through application of the preceding methodologies and approaches resulted in the fair value of the identifiable assets acquired and liabilities assumed, in the aggregate, exceeding the sum of the fair value of the consideration transferred and the fair value of the noncontrolling interest. Accordingly, Brixmor considered the requirement included in ASC paragraph 805-30-25-4, which provides that, before recognizing a gain on a bargain purchase, a reassessment should be performed to ascertain whether all of the assets acquired and all of the liabilities assumed have been correctly identified and that the measurement methodologies utilized reflected all available information. Through consideration of the preceding requirement, Brixmor determined based on its internal analyses, augmented by those performed by valuation specialists, that all assets and liabilities recognized were appropriate and that the measurement methodologies utilized reflected all available information.

40.	Your disclosure indicates that the fair value of the assets significantly increased between the date that the terms were agreed upon and the closing of the Transaction. Please tell us the date that the original purchase terms were agreed upon. Also, explain the factors that led to such an increase in value before the closing date on June 28, 2011.

During 2008 and 2009, volatile economic conditions resulted in declines in the real estate markets including those in which Brixmor’s shopping centers are located. Increases in capitalization rates, discount rates and vacancies as well deteriorations of real estate market fundamentals impacted the net operating income and leasing of real estate market participants, including Brixmor, which further contributed to declines in the real estate markets. Beginning in 2010, United States economic and market conditions improved, which resulted in, among other activities, capitalization rate compression and improvements in discount rates and vacancies.

SECURITIES AND EXCHANGE COMMISSION	16	August 23, 2013

On February 28, 2011, Brixmor agreed to purchase certain United States assets and management platform of Centro Properties Group and its managed funds for approximately $9.0 billion. Subsequent to entering into this agreement, United States economic and market conditions continued to improve, resulting in additional capitalization rate compression and improvements in discount rates and vacancies. The capitalization rate compression is evidenced by the PricewaterhouseCoopers Investor Survey which indicates that capitalization rates on strip centers have decreased 30 basis points from 7.63% at December 31, 2010 to 7.33% at June 30, 2011. In addition, according to Real Estate Research Corp Investment Survey, the average overall rates for RETAIL- ALL TYPES has decreased 32 basis points in that same period.

These factors, principally the capitalization rate compression, resulted in the fair value of the United States assets acquired increasing significantly between February 28, 2011 and the closing date of June 28, 2011 thereby resulting in a gain on bargain purchase.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Other Expenses of Issuance and Distribution, page II-1

41.	We note your disclosure that you issued 75,649 shares of common stock to your Pre-IPO Owners for aggregate proceeds of approximately $1,740 million in reliance on the exemption contained in Section 4(2) of the Securities Act. Please revise your disclosure to provide the date(s) of sale and the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.

Brixmor has revised page II-1 to address the matters identified in the Staff’s comment.

Exhibit Index

42.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

We have attached as Annex C and Annex D to this letter, respectively, the forms of the legal and tax opinions that Brixmor anticipates filing with a subsequent pre-effective amendment. In addition, Brixmor has filed certain exhibits with Amendment No. 1. Brixmor advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Brixmor understands that the Staff requires a reasonable amount of time for review.

SECURITIES AND EXCHANGE COMMISSION	17	August 23, 2013

43.	We note the exhibit list includes “form of” agreements. In particular, we note the Form of Charter and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Brixmor presently anticipates that it will be converted to a Maryland corporation, and that the IPO Property Transfers will take place, subsequent to the effectiveness of the Registration Statement and prior to the completion of the offering. Accordingly, Brixmor will be filing the “form of” certain documents, including the Charter and Bylaws, and not executed charter documents and agreements. Brixmor advises the Staff that it anticipates filing final agreements and other documents with a Current Report on Form 8-K following effectiveness.

*         *         *         *         *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Tom Kluck, Esq.

William Demarest

Jessica Barberich

Brixmor Property Group Inc.

Steven F. Siegel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Esq.

Phyllis G. Korff, Esq.

Annex A

Distribution Policy

See attached.

DISTRIBUTION POLICY

We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

We intend to make a pro rata distribution with respect to the quarter during which this offering occurs, based on a distribution rate of $         per share of our common stock for a full quarter. On an annualized basis, this would be $         per share of our common stock, or an annualized distribution rate of approximately     % based on the midpoint of the price range set forth on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending June 30, 2014. We do not intend to reduce the annualized distribution per share of our common stock if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending June 30, 2014, which we have calculated based on adjustments to our pro forma net income for the 12 months ended June 30, 2013. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures that we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending June 30, 2014, we have made certain assumptions reflected in the table and footnotes below, including that there will be no terminations of existing leases in our portfolio after June 30, 2013 (other than scheduled lease expirations) or lease renewals or new leases (other than month-to-month leases) after June 30, 2013 unless a new or renewal lease has been entered into prior to the date of this prospectus.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after June 30, 2013, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of June 30, 2013, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or liquidity. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (1) the amount of cash generated from our operating activities, (2) our expectations of future cash flows, (3) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (4) the timing of significant redevelopment and re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (5) our ability to continue to access additional sources of capital, (6) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (7) any limitations on our distributions contained in our credit or other agreements, including, without limitation, in our Unsecured Credit Facility, and (8) the sufficiency of legally-available assets.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors reviews the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Because Brixmor Property Group Inc. is a holding company and has no material assets other than its ownership of the BPG Subsidiary Shares and no material operations other than those conducted by BPG Subsidiary, we will fund any distributions from legally-available assets authorized by our board of directors in three steps:

•

first, our Operating Partnership will make distributions to those of its partners which are holders of OP Units, including BPG Subsidiary. If our Operating Partnership makes such distributions, then in addition to BPG Subsidiary and its wholly-owned subsidiary, the other partners of our Operating Partnership will also be entitled to receive equivalent distributions pro rata based on their partnership interests in our Operating Partnership;

•

second, BPG Subsidiary will distribute to Brixmor Property Group Inc. its share of such distributions. If BPG Subsidiary makes such distributions, then in addition to Brixmor Property Group Inc., the other stockholders of BPG Subsidiary will also be entitled to receive equivalent distributions pro rata based on their interests in BPG Subsidiary; and

•	third, Brixmor Property Group Inc. will distribute the amount authorized by its board of directors and declared by Brixmor Property Group Inc. to its common stockholders on a pro rata basis.

We did not pay any dividends to the holders of our common stock or Outstanding BPG Subsidiary Shares during the period from June 28, 2011 to December 31, 2011. During 2012 and to date in 2013 we have paid an aggregate of $25.0 million and $37.5 million, respectively, of dividends to the holders of our common stock or Outstanding BPG Subsidiary Shares.

The following table describes Brixmor Property Group Inc.’s pro forma net income for the 12 months ended December 31, 2012 and June 30, 2013, and the adjustments it has made thereto in order to estimate its initial cash available for distribution for the 12 months ending June 30, 2014 (amounts in thousands except share and per share data, square footage data and percentages). Pro forma net income reflects adjustments for certain transactions, as described in “Unaudited Pro Forma Financial Information.” Other than such adjustments, these calculations do not assume any changes to Brixmor Property Group Inc.’s operations or any acquisitions or dispositions or other developments or occurrences which could affect operating results and cash flows, or changes in outstanding shares of our common stock. We cannot assure you that actual results will be the same as or comparable to the calculations below.

Pro forma net loss for the 12 months ended December 31, 2012		$(59,831)
Add: Pro forma net loss for the six months ended June 30, 2012		41,943
Add: Pro forma net income loss for the six months ended June 30, 2013		4,459

Pro forma net loss for the 12 months ended June 30, 2013		$(13,429)
Add: Pro forma real estate depreciation and amortization		495,925
Add: Pro forma impairment charges from continuing operations and unconsolidated joint ventures		1,845
Add: Pro forma loss from discontinued operations		8,690
Less: Pro forma gain on sale of real estate		(1,012)
Add: Net increases in contractual rent income (1)		35,905
Less: Net decreases in contractual rent income (2)		(41,946)
Less: Net effects of straight-line rent adjustments to tenant leases (3)		(17,510)
Less: Net effects of above- and below-market rent adjustments (4)		(55,164)
Add: Non-cash compensation expense (5)		4,815
Less: Net effects of non-cash amortization of debt premium, debt discount and debt issuance costs		(9,240)

Estimated cash flow from operating activities for the 12 months ending June 30, 2014		$408,879
Estimated cash flows from investing activities
Less: Contractual obligations for tenant improvements costs and leasing commissions (6)		(45,914)
Less: Estimated annual provision for recurring property capital expenditures (7)		(17,329)

Total estimated cash flows used in investing activities		63,243
Estimated cash flow used in financing activities—scheduled mortgage loan principal repayments (8)		(33,875)

Estimated cash available for distribution for the 12 months ending June 30, 2014		$311,761
Less: Non-controlling interests’ (other) share of estimated cash available for distribution		(1,288)

Estimated cash available to our Operating Partnership for distribution for the 12 months ended June 30, 2014		$310,743
Share of estimated cash available to our Operating Partnership for distribution attributable to holders of Outstanding OP units
Share of estimated cash available to our Operating Partnership for distribution attributable to holders of Outstanding BPG Subsidiary Shares
Share of estimated cash available to our Operating Partnership for distribution attributable to Brixmor Property Group Inc.

Total estimated initial annual distribution to our stockholders and to holders of Outstanding BPG Subsidiary Shares and Outstanding OP Units	$

Total estimated initial annual distribution to holders of Outstanding OP Units	$

Total estimated initial annual distribution to holders of Outstanding BPG Subsidiary Shares	$

Total estimated initial annual distribution to our stockholders	$

Estimated initial annual distributions per share of our common stock (9)	$

Payout ratio based on the company’s share of estimated cash available for distribution (10)		%

(1)	Represents the net increases in contractual rental income from (i) existing leases (ii) new leases that were not in effect for the entire 12 month period ended June 30, 2013 (iii) new leases that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending June 30, 2014 and (iv) projected lease renewals.

(2)	Represents the net decrease in contractual rent from (i) lease expirations including leases that are not projected to be renewed and (ii) leases that expired during the twelve month period ended June 30, 2013.

(3)	Represents the conversion of estimated rental revenues for the 12 months ending June 30, 2014 from a straight-line accrual basis to a cash basis of revenue recognition.

(4)	Represents the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended June 30, 2013.

(5)	Represents the stock based compensation expense for long term awards granted in 2011 and 2013.

(6)	For purposes of calculating the distribution in the above table, we have assumed we will incur approximately $45.914 million of tenant improvements and leasing commissions costs related solely to tenant improvements and leasing commissions incurred or expected to be incurred in the 12 months ending June 30, 2014 that we are contractually obligated to provide pursuant to the terms of the leases. All tenant improvements and leasing costs will be funded entirely from cash flow from operations. Capital expenditures related to redevelopment projects are expected to be funded under our Unsecured Credit Facility.

(7)	For purposes of calculating the distribution in the above table, we have assumed we will incur approximately $ 17.329 million of recurring maintenance capital expenditures.

(8)	Represents scheduled payments of mortgage loan principal due during the 12 months ending June 30, 2014. Does not include $1,092.9 million of debt maturities during the 12 months ending June 30, 2014 based on the assumptions that we will be able to fund these amounts under our Unsecured Credit Facility. The $1,092.9 million of debt maturities includes unsecured notes of $104.6 million that have stated maturity dates of August 2026 to February 2028 and that have a one-time repurchase right that requires us to offer to repurchase the notes if tendered by holders (but does not require the holders to tender) for an amount equal to the principal amount plus accrued and unpaid interest on January 15, 2014.

(9)	Based on a total of shares of our common stock, Outstanding BPG Subsidiary Shares and Outstanding OP Units to be outstanding after this offering.
(10)	Calculated as estimated initial annual distribution per share divided by the Brixmor Property Group Inc.’s share of estimated cash available for distribution per share for the 12 months ending June 30, 2014.

Annex B

Unaudited Pro Forma Financial Information

See attached.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements reflect the pro forma financial condition and results of operations of Brixmor Property Group Inc. after giving effect to (i) the IPO Property Transfers (as described below), (ii) the acquisition of the interests we did not already hold in Arapahoe Crossings, L.P. (as described below), (iii) borrowings under the Unsecured Credit Facility, including use thereof, (as described below) and (iv) the estimated net proceeds, including use thereof, expected to be received from this offering. The pro forma adjustments associated with these transactions assume that each transaction was completed as of June 30, 2013 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2012 for purposes of the unaudited pro forma condensed consolidated statements of operations.

Our pro forma condensed consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These pro forma condensed consolidated financial statements do not purport to (i) represent our financial position had this offering, and the other transactions described in these pro forma condensed consolidated financial statements, occurred on June 30, 2013, (ii) represent the results of our operations had this offering, and the other transactions described in these pro forma condensed consolidated financial statements, occurred on January 1, 2012 or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes included elsewhere in this prospectus.

IPO Property Transfers

In connection with this offering, certain investment funds affiliated with our Sponsor will contribute their ownership interests in 43 properties (the “Acquired Properties”) to us, and we will distribute 45 properties that we have historically held in our portfolio (the “Non-Core Properties”) to our pre-IPO owners. We refer to our Sponsor, funds affiliated with Centerbridge and the members of our management who own shares of our common stock and shares of the common stock of our majority-owned subsidiary, BPG Subsidiary Inc., and who will receive units in Brixmor Operating Partnership LP as part of the IPO Property Transfers as our “pre-IPO owners.”

Our acquisition of the Acquired Properties will be accounted for as a business combination resulting in the consideration exchanged for the Acquired Properties being allocated to the acquired assets and assumed liabilities based on their fair values on the date of acquisition, including identifiable intangible assets and liabilities.

The distribution of our ownership interests in the Non-Core Properties to our pre-IPO owners is expected to be effected through the consummation of two separate transactions due to the existence of transfer restrictions governing certain of our unsecured notes that are in effect through January 15, 2014. The first transaction, which will occur at the time of this offering, will consist of our Operating Partnership issuing a special class of units to our pre-IPO owners thereby providing our pre-IPO owners with all economic rights and obligations associated with ownership of the Non-Core Properties. The second transaction, expected to be consummated following the expiration of the aforementioned transfer restrictions, will consist of our Operating Partnership redeeming the special class of units in exchange for the Non-Core Properties pursuant to certain redemption provisions providing us with the right to redeem such units at any time. The distribution of the Non-Core Properties will be accounted for at fair value with any resulting gain or loss recognized in earnings. Following this offering and the IPO Property Transfers, we will continue to manage the Non-Core Properties for which we will receive customary management, leasing and other fees from our Sponsor.

Acquisition of Arapahoe Crossings, L.P.

As of June 30, 2013, we owned a 30% ownership interest in Arapahoe Crossings, L.P. (“Arapahoe”), an unconsolidated real estate joint venture, which owns a single shopping center in the Denver, Colorado having 466,363 sq. ft. of GLA. On May 15, 2013, we entered into an agreement with our joint venture partner to acquire the remaining 70% interest not owned by us in exchange for $20.0 million in cash, subject to a $41.9 million mortgage encumbering the asset. The transaction closed on July 31, 2013 and will be accounted for as a business combination with any resulting gain or loss associated with our previously held equity interest being recognized in earnings.

Unsecured Credit Facility

On July 16, 2013, we entered into a new $2,750.0 million Unsecured Credit Facility with a syndicate of lenders consisting of a $1,500.0 million term loan and a $1,250.0 million revolving credit facility. We expect to use the $1,500.0 million term loan and approximately $881.0 million of borrowings under the revolving credit facility to repay an equal amount of our existing indebtedness.

Offering Proceeds

We estimate that the net proceeds to us from this offering will be approximately $702.0 million, or $809.5 million if the underwriters exercise their option to purchase additional shares in full (assuming shares are sold at $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and other estimated expenses of this offering. Net proceeds of this offering will be used (i) to repay outstanding borrowings under the Unsecured Credit Facility, (ii) to repay indebtedness owed to our Sponsor that is attributable to certain of the Acquired Properties, (iii) to pay transaction costs associated with the IPO Property Transfers and (iv) to pay transfer fees associated with our outstanding mortgage loans.

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

June 30, 2013

(Unaudited and in thousands)

		Acquisitions and Distributions
	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma Before Offering	Proceeds from Offering	Use of Proceeds	Other Equity Adjustments	Pro Forma
		(A)	(B)	(C)					(F)	(G)	(H)
Assets
Real estate, net	$8,855,876	$925,911	$70,706	$(197,914)	$—			$9,654,579	$—	$—		$9,654,579
Investments in and advances to unconsolidated joint ventures	16,446	—	(7,397)	(3,937)	—			5,112	—	—		5,112
Cash and cash equivalents	142,006	7,903	(19,108)	(473)	5,864	(D	)	136,192	702,000	(702,000)		136,192

Restricted cash	104,021	8,307	1,444	(2,388)	(25,340)	(D	)	86,044	—	—		86,044
Marketable securities	23,593	—	—	—	—			23,593	—	—		23,593
Receivables, net	181,554	4,057	1,051	(10,481)	(385)	(E	)	175,796	—	—		175,796
Deferred charges and prepaid expenses, net	101,956	3,585	53	(4,276)	(4,060)	(D	)	97,258	—	5,247		102,505

Other assets	24,509	1,431	11	(7,156)	—			18,795	—	—		18,795

Total assets	$9,449,961	$951,194	$46,760	$(226,625)	$(23,921)			$10,197,369	$702,000	$(696,753)		10,202,616

Liabilities
Debt obligations, net	$6,480,369	$488,704	$41,924	$(25,792)	$8,098	(D)		$6,993,303	$—	$(689,005)		$6,304,298

Financing liabilities, net	173,231	—	—	—	—			173,231	—	—		173,231
Accounts payable, accrued expenses and other liabilities	604,882	69,228	3,662	(9,332)	(11,636)	(D)		656,419	—	(5,545)		650,874
					(385)	(E)

Total liabilities	$7,258,482	$557,932	$45,586	$(35,124)	$(3,923)			$7,822,953	$—	$(694,550)		$7,128,403

Redeemable noncontrolling interests in partnership	21,467	—	—	—	—			21,467	—	—		21,467

Equity:
Preferred stock	$—	$—	$—	$—	$—			$—	$—	$—		$—
Common stock	1	—	—	—	—			1	—	—		1
Additional paid in capital	1,749,305	—	—	—	—			1,749,305	702,000	—		2,451,305
Accumulated other comprehensive (loss) income	(49)	—	—	—	—			(49)	—	—		(49)
Distributions in excess of accumulated (loss) income	(108,232)	—	1,174	(191,501)	(19,998)	(D	)	(318,557)		(2,203)		(320,760)

Total stockholders equity	1,641,025	—	1,174	(191,501)	(19,998)			1,430,700	702,000	(2,203)		2,130,497
Non controlling interests	528,987	393,262	—	—	—			922,249	—	—		922,249

Total equity	2,170,012	393,262	1,174	(191,501)	(19,998)			2,352,949	702,000	(2,203)		3,052,746

Total liabilities and equity	$9,449,961	$951,194	$46,760	$(226,625)	$(23,921)			$10,197,369	$702,000	$(696,753)		$10,202,616

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2013

(Unaudited and in thousands, except per share data)

	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma
		(AA)	(BB)	(CC)
Revenue
Rental income	$443,772	$30,887	$2,721	$(12,918)	$—			$464,462
Expense reimbursements	122,898	7,034	1,020	(3,983)	—			126,969
Other revenues	6,001	109	—	(241)	120	(DD	)	5,989

Total revenues	572,671	38,030	3,741	(17,142)	120			597,420

Operating expenses
Operating costs	60,971	5,104	591	(3,466)	(1,149)	(DD	)	62,051
Real estate taxes	86,541	3,871	864	(3,846)	—			87,430
Depreciation and amortization	226,505	18,148	1,291	(6,106)	—			239,838
Impairment of real estate assets	36,060	—	—	(34,529)	—			1,531
Provision for doubtful accounts	5,365	269	6	(457)	—			5,183
Acquisition related costs	—	—	—	—	—			—
General and administrative	44,343	452	97	(10)	—			44,882

Total operating expenses	459,785	27,844	2,849	(48,414)	(1,149)			440,915

Other income (expense)
Dividends and interest	420	4	2	(211)	—			215
Interest expense	(190,262)	(9,147)	(1,054)	1,265	50,636	(EE	)	(148,562)
Gain (loss) on sale of real estate	722	(161)	—	—	—			561
Other	(2,123)	—	—	4	—			(2,119)

Total other income (expense), net	(191,243)	(9,304)	(1,052)	1,058	50,636			(149,905)

(Loss) income before equity in earnings of unconsolidated joint ventures	(78,357)	882	(160)	32,330	51,905			6,600
Equity in (loss) income of unconsolidated joint ventures	754	—	—	(55)	—			699
Impairment of investment in unconsolidated joint ventures	—	—	—	—	—			—

(Loss) income from continuing operations	$(77,603)	$882	$(160)	$32,275	$51,905			$7,299

Income from continuing operations attributable to non-controlling interests								$(1,916)

Income from continuing operations attributable to common stockholders								$5,383

Pro forma loss from continuing operations per share basic

Pro forma loss from continuing operations per share diluted

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(Unaudited and in thousands, except per share data)

	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma
		(AA)	(BB)	(CC)
Revenue
Rental income	$879,766	$61,309	$4,967	$(28,110)	$—			$917,932
Expense reimbursements	234,590	14,868	1,864	(8,726)	—			242,596
Other revenues	11,441	566	32	(213)	1,001	(DD	)	12,827

Total revenues	1,125,797	76,743	6,863	(37,049)	1,001			1,173,355

Operating expenses
Operating costs	124,673	11,477	1,299	(6,500)	(1,990)	(DD	)	128,959
Real estate taxes	162,900	7,712	1,803	(7,690)	—			164,725
Depreciation and amortization	504,583	36,297	2,581	(15,870)	—			527,591
Provision for doubtful accounts	11,861	519	(16)	(311)	—			12,053
Acquisition related costs	541	—	—	—	—			541
General and administrative	88,870	543	310	(37)	—			89,686

Total operating expenses	893,428	56,548	5,977	(30,408)	(1,990)			923,555

Other income (expense)
Dividends and interest	1,138	6	8	(428)	—			724
Interest expense	(386,380)	(16,898)	(2,311)	2,727	100,507	(EE	)	(302,355)
Gain (loss) on sale of real estate	501	—	—	(4)	—			497
Other	(507)	—	—	—	—			(507)

Total other income (expense), net	(385,248)	(16,892)	(2,303)	2,295	100,507			(301,641)

(Loss) income before equity in earnings of unconsolidated joint ventures	(152,879)	3,303	(1,417)	(4,346)	103,498			(51,841)
Equity in (loss) income of unconsolidated joint ventures	687	—	—	3	—			690
Impairment of investment in unconsolidated joint ventures	(314)	—	—	—	—			(314)

(Loss) income from continuing operations	$(152,506)	$3,303	$(1,417)	$(4,343)	$103,498			$(51,465)

Loss from continuing operations attributable to noncontrolling interests								$13,510

Loss from continuing operations attributable to common stockholders								$(37,955)

Pro forma loss from continuing operations per share basic								$—

Pro forma loss from continuing operations per share diluted								$—

Pro forma weighted average shares outstanding basic

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

(A) Reflects the acquisition by us of 100% of the ownership interests in 43 properties from our pre-IPO owners in exchange for              OP Units with a value of $393.3 million based on an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and the assumption of $         million of related indebtedness.

The allocation of consideration exchanged to the assets acquired and liabilities assumed is based on our preliminary estimates and is subject to change based on the final determination of the fair value attributable to the acquired assets and assumed liabilities at the time the acquisition is consummated. The estimated fair value of Real estate, net includes the following components (in thousands):

Land	$208,246
Building and improvements	582,160
Above-market leases	26,789
In-place lease value	108,716

Total	$925,911

Accounts payable, accrued expenses and other liabilities include $54.9 million to reflect the fair value attributed to below-market leases.

These estimates were based on our preliminary analysis and comparable market transactions, which included a preliminary evaluation of the fair values ascribed to component assets relative to overall transaction value in comparable market transactions. Upon completion of the acquisition, the methodologies and significant inputs and assumptions used in deriving final estimates of fair value will vary based on the nature of the tangible or intangible asset. Our methodology for allocating the cost of the assets acquired and liabilities assumed is based upon estimating fair values. Fair values are determined based upon a consideration of all three generally accepted valuation approaches: (i) the income approach, (ii) the market approach and (iii) the cost approach.

We primarily relied upon the income approach to determine overall fair value of the real property assets acquired. The market approach was performed to corroborate the fair value derived under the income approach. The market approach was also relied upon to estimate the fair value of the land. Finally, we utilized the cost and the income approaches to estimate the fair value of building improvements for each of the Acquired Properties. The income approach methodology involved the lease-up of a vacant or “dark” building to the current occupancy as of the acquisition date of the acquired property while the cost approach determined the replacement cost of the building with adjustment to reflect the appropriate physical, functional and external obsolescence/depreciation to arrive at a current cost determined fair value. We placed primary emphasis upon the income approach methodology with the cost approach as a secondary approach. Estimates of fair value associated with identifiable intangible assets will likely be derived using generally accepted methodologies under the income approach. Significant inputs and assumptions associated with these approaches include estimates of future operating cash flows, as contemplated in deriving the acquisition consideration and discount and capitalization rates based on an evaluation of observable market data.

In connection with the acquisition, we expect to incur transaction costs of $         million, which relate to, among other things, transfer taxes, title costs and advisor fees. These transactions costs will, for accounting purposes, be reflected as expenses except for those costs directly attributable to the issuance of the OP Units which will be accounted for as a reduction in the carrying value of the Non-controlling interest. Accordingly, for purposes of the pro forma condensed consolidated balance sheet, $         million of the transaction costs have been reflected as a reduction to the carrying value of the Non-controlling interest and the remaining $         million of transaction costs have been reflected as an addition to Distributions in excess of accumulated loss.

Debt obligations, net reflects the assumption of $492.9 million of debt with an estimated fair value of $488.7 million. No adjustments were made to the historical carrying value of Cash and cash equivalents; Restricted cash; Receivables, net; and Other assets as the estimated fair values of such items were preliminarily determined to approximate their historical carrying values. These preliminary determinations were based on their short term nature and/or the stated terms approximating current market terms.

The pro forma adjustments shown below for the Acquired Properties are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	As of June 30, 2013
	Acquired Properties Historical	Pro Forma Adjustments		Acquired Properties Pro Forma
	(in thousands; unaudited)
Assets
Real estate, net	$599,424	$326,487	(1)	$925,911
Investments in advances to unconsolidated real estate joint ventures	—	—		—
Cash and cash equivalents	9,498	(1,595)		7,903
Restricted cash	8,307	—		8,307
Marketable securities	—	—		—
Receivables, net	5,057	(1,000	) (2)	4,057
Deferred charges and prepaid expenses, net	7,756	(4,171	) (3)	3,585
Other assets	1,431	—		1,431

Total assets	$631,473	$319,721		$951,194

Liabilities
Debt obligations, net	$448,381	$40,323	(4)	$488,704
Financing liabilities, net	—	—		—
Accounts payable, accrued expenses and other liabilities	49,713	19,515	(5)	69,228

Total liabilities	$498,094	$59,838		$557,932

Redeemable noncontrolling interests in partnership	—	—		—
Equity
Preferred Stock	—	—		—
Common Stock	—	—		—
Additional paid in capital	76,845	(76,845)		—
Accumulated other comprehensive (loss) income	—	—		—
Distributions in excess of accumulated loss (income)	56,534	(56,534)		—

Total stockholders equity	133,379	(133,379)		—
Non controlling interests	—	393,262		393,262

Total equity	133,379	259,883		393,262

Total liabilities and equity	$631,473	$319,721		$951,194

(1)	Includes allocation of purchase price to tangible assets and intangible assets, including acquired in place leases and above-market leases.
(2)	Adjusts for removal of historical straight line rent receivable.
(3)	Adjusts for removal of historical deferred leasing commissions and debt issuance costs and the addition for new loan consent fees.
(4)	Adjusts assumed mortgages payable to their estimated fair value and reflects repayment of $19.1 million of debt.
(5)	Includes allocation of purchase price to intangible liabilities, including below market leases and removes management fees payable to Brixmor Property Group, Inc.

(B) Reflects the acquisition by us on July 31, 2013 of the 70% ownership interest in Arapahoe in exchange for $20.0 million cash and the assumption of $41.9 million of related indebtedness which was repaid following the close of the acquisition using borrowings under the Unsecured Credit Facility as discussed in Note (D) below. For purposes of the pro forma condensed consolidated balance sheet, the $20.0 million of cash consideration, which was paid by us, is reflected as a reduction of Arapahoe’s cash and cash equivalents balance and the $1.2 million gain resulting from remeasurement of our existing 30% equity interest is reflected as a reduction of Distributions in excess of accumulated loss (income).

The allocation of consideration exchanged to the assets acquired and liabilities assumed is based on our preliminary estimates of fair value and are subject to change based on the final determination of the fair value attributable to the acquired assets and assumed liabilities at the time the acquisition is consummated. The estimated fair value of real estate, net includes the following components (in thousands):

Land	$13,677
Building and improvements	50,274
Above-market leases	1,457
In-place lease value	5,298

Total	$70,706

Accounts payable, accrued expenses and other liabilities includes $1.0 million to reflect the fair value attributable to below-market leases.

See clause (A) for additional information in respect of the methodologies used to derive these preliminary estimates and those methodologies expected to be utilized in connection with deriving final estimates of fair value, including significant inputs and assumptions.

No adjustments were made to the historical carrying value of Cash and cash equivalents; Restricted cash; Receivables, net; Other assets; and Debt obligations, net as the estimated fair values of such items were preliminarily determined to approximate their historical carrying values. These preliminary determinations were based on their short term nature and/or the stated terms approximating current market terms.

(C) Reflects the distribution by us of the ownership interests in the Non-Core Properties subsequent to our redemption of the special class of units issued to our Sponsor which we have determined is probable. The estimated fair value of the distributed net assets is $224.7 million, resulting in a gain or loss of $33.2 million which is reflected as an increase or decrease to Distributions in excess of accumulated loss (income) and a corresponding decrease to noncontrolling interests.

(D) Reflects the closing of our $2,750.0 million Unsecured Credit Facility on July 16, 2013, which consists of a $1,500.0 million term loan and a $1,250.0 million revolving credit facility. Prior to the closing of this offering, we expect to use the $1,500.0 million term loan and $881.0 million of borrowings under the revolving credit facility to repay an equivalent amount of our existing indebtedness, including $11.9 million of accrued interest, which is reflected as a reduction of Accounts payable, accrued expenses and other liabilities; and $1.3 million of fees associated with the repaid debt, which is reflected as an addition to Distribution in excess of accumulated loss (income).

We incurred $19.5 million of issuance costs related to the Unsecured Credit Facility consisting of $19.2 million of fees paid to the lenders in the Unsecured Credit Facility and $0.3 million of fees paid to third parties for legal and advisory services. These costs have been capitalized within the pro forma condensed consolidated balance sheet and offset by $23.5 million of accelerated amortization attributable to capitalized costs related to the repaid indebtedness resulting in a $4.1 million net decrease to Deferred charges and prepaid expenses, net. Capitalized issuance costs associated with the Unsecured Credit Facility will be amortized as additional interest expense over the Unsecured Credit Facility’s term.

In connection with repaying this indebtedness, we accelerated the amortization of the related premium resulting in a $4.9 million reduction to Distributions in excess of accumulated loss (income). In addition, we expect $25.3 million of restricted cash to be released to us by the lenders which is reflected as a decrease to Restricted cash and a corresponding increase to Cash and cash equivalents.

The $19.9 million addition to Distributions in excess of accumulated loss (income) is comprised of the $23.5 million in accelerated issuance cost amortization and the $1.3 million of fees associated with the repaid debt, net of the $4.9 million in accelerated premium amortization attributable to the repaid indebtedness.

(E) Reflects the elimination of accounts receivable of $0.4 million comprised of $0.2 million of management and other fees due from the Acquired Properties and $0.2 million of management and other fees due from Arapahoe.

(F) Reflects gross proceeds in this offering of $750.0 million, which will be reduced by $48.0 million, net of amounts paid to date, to reflect underwriting discounts, legal and other costs payable by us, resulting in net proceeds of $702.0 million. These costs will be charged against the gross offering proceeds upon completion of this offering.

(G) In connection with this offering, we anticipate using the net proceeds as follows: (i) to repay $620.5 million of outstanding borrowings under the revolving portion of the Unsecured Credit Facility, (ii) to repay $74.1 million of indebtedness to our Sponsor attributable to certain of the Acquired Properties; (iii) to pay $2.0 million of transaction costs related to the IPO Property Transfers, which relate to, among other things, transfer taxes and loan consent fees (These transaction costs will be reflected as expenses except for those costs directly attributable to the issuance of the OP Units which will be accounted for as a reduction in the carrying value of the Non-controlling interest. Accordingly, $2.0 million of the transaction costs have been reflected as a reduction to the carrying value of the Non-controlling interest and the remaining $0.0 million of transaction costs have been reflected as an addition to Distributions in excess of accumulated loss.); and (iv) to pay $5.4 million of transfer fees due to lenders on several of our outstanding mortgage loans that are payable in connection with this offering. Of the $5.4 million of consent and/or transfer fees, $5.2 million will be capitalized as an addition to Deferred charges and prepaid expense, net and amortized into interest expense over the remaining term of the underlying mortgage loans, and the remaining $0.2 million will be expensed as it relates to certain Non-Core Property mortgages distributed to our Sponsor. A summary is as followings (in thousands):

Repayment of Unsecured Credit Facility	$620,476
Repayment of indebtedness attributable to Acquired Properties	74,074
IPO Property Transfer transaction costs	2,000
Loan transfer and consent fees	5,450

$702,000

(H) To reflect the allocation of pro forma total equity as of June 30, 2013 based on the issuance of              and              shares of common stock in the Company and the OP Units in the Operating Partnership, respectively, in the IPO.

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

(AA) Reflects the results of operations associated with the Acquired Properties as discussed in Note (A) above. The consideration allocated to (i) buildings and improvements will be depreciated over the estimated average remaining useful lives ranging from four to 40 years and (ii) above- and below-market leases and in-place lease value will be amortized over the weighted average lives of the related leases ranging from              to three to nine years.

The pro forma adjustments shown below for the Acquired Properties are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	Acquired Properties Historical	Pro Forma Adjustments		Pro Forma	Acquired Properties Historical	Pro Forma Adjustments		Pro Forma
	(Unaudited and in thousands)
Revenue
Rental income	$27,513	$3,374	(1)	$30,887	$55,075	$6,234	(1)	$61,309
Expense reimbursements	7,034	—		7,034	14,868	—		14,868
Other revenues	109	—		109	566	—		566

Total revenues	34,656	3,374		38,030	70,509	6,234		76,743

Operating expenses
Operating costs	5,104	—		5,104	11,477	—		11,477
Real estate taxes	3,871	—		3,871	7,712	—		7,712
Depreciation and amortization	16,426	1,722	(2)	18,148	31,894	4,403	(2)	36,297
Provision for doubtful accounts	269	—		269	519	—		519
Acquisition related costs	—	—		—	2,170	(2,170)	(3)	—
General and administrative	452	—		452	543	—		543

Total operating expenses	26,122	1,722		27,844	54,315	2,233		56,548

Other income (expenses)
Dividends and interest	4	—		4	6	—		6
Interest expense	(8,771)	(376)	(4)	(9,147)	(15,896)	(1,002)	(4)	(16,898)
Gain on sale of real estate	(161)	—		(161)	—	—		—
Other	—	—		—	—	—		—

Total other income (expense), net	(8,928)	(376)		(9,304)	(15,890)	(1,002)		(16,892)

(Loss) income before equity in earnings of unconsolidated joint ventures	(394)	1,276		882	304	2,999		3,303
Equity (loss) income of unconsolidated joint ventures	—	—		—	—	—		—
Impairment of investment in unconsolidated joint ventures	—	—		—	—	—		—

(Loss) income from continuing operations	$(394)	$1,276		$882	$304	$2,999		$3,303

(1)	Adjusts above-/below-market lease amortization and straight line rent.
(2)	Adjusts depreciation and amortization based on the allocation of the fair value to tangible and identified intangible assets acquired.
(3)	Removes acquisition related costs incurred by our Sponsor related to our Sponsor’s acquisition in 2012 of certain of the Contributed Properties.
(4)	Adjusts interest expense to reflect the following: (i) remove debt issuance costs for the acquired loans (ii) assumption fees paid as part of the loan agreement are amortized and included as part of interest expense, and (iii) amortization of the fair value adjustment on assumed loans.

(BB) Reflects the results of operations associated with Arapahoe as discussed in Note (B) above. The consideration allocated to (i) buildings and improvements will be depreciated over the estimated useful lives of the respective assets which range from one to 40 years and (ii) above- and below-market leases and in-place lease value will be amortized over the weighted average lives of the related leases ranging from three to nine years.

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	Arapahoe Historical	Pro Forma Adjustments		Pro Forma	Arapahoe Historical	Pro Forma Adjustments		Pro Forma
	(Unaudited and in thousands)
Revenue
Rental income	$2,818	$(97)	(1)	$2,721	$5,437	$(470)	(1)	$4,967
Expense reimbursements	1,020	—		1,020	1,864	—		1,864
Other revenues	—	—		—	32	—		32

Total revenues	3,838	(97)		3,741	7,333	(470)		6,863

Operating expenses
Operating costs	591	—		591	1,299	—		1,299
Real estate taxes	864	—		864	1,803	—		1,803
Depreciation and amortization	770	521	(2)	1,291	1,705	876	(2)	2,581
Provision for doubtful accounts	6	—		6	(16)	—		(16)
Acquisition related costs	—	—		—	—	—		—
General and administrative	97	—		97	310	—		310

Total operating expenses	2,328	521		2,849	5,101	876		5,977

Other income (expenses)
Dividends and interest	2	—		2	8	—		8
Interest expense	(1,080)	26	(3)	(1,054)	(2,364)	53	(3)	(2,311)
Gain (loss) on sale of real estate	—	—		—	—	—		—
Other	—	—		—	—	—		—

Total other income (expense), net	(1,078)	26		(1,052)	(2,356)	53		(2,303)

(Loss) income before equity in earnings of unconsolidated subsidiaries	432	(592)		(160)	(124)	(1,293)		(1,417)
Equity (loss) income of unconsolidated real estate joint ventures	—	—		—	—	—		—
Impairment of investment in unconsolidated real estate joint ventures	—	—		—	—	—		—

(Loss) income from continuing operations	$432	$(592)		$(160)	$(124)	$(1,293)		$(1,417)

(1)	Adjusts above-/below-market lease amortization and straight line rent.
(2)	Adjusts depreciation and amortization based on the allocation of the fair value to tangible and identified intangible assets acquired.
(3)	Adjusts for the removal of amortization of debt issuance costs on acquired debt. There are no debt issuance costs associated with the acquired debt.

(CC) Reflects the elimination of the results of operations associated with the Non-Core Properties as discussed in Note (C) above. As of June 30, 2013 and December 31, 2012, two of the Non-Core Properties were classified as held for sale and their results from operations are included in discontinued operations on the Company’s historical statements of operations. Therefore, the results of operations for this property are not reflected in this adjustment for both the six months ended June 30, 2013 and the year ended December 31, 2012.

(DD) The adjustment reflects (1) additional estimated management and other fees that will be earned from our Sponsor for the management of the Non-Core Properties following the offering and (2) the elimination of the historical management and other fees earned by us from the Acquired Properties summarized as follows:

	Six months ended June 30, 2013		Year ended December 31, 2012
	Other Income	Operating Costs	Other Income	Operating Costs
Additions:
Management fees and other fees earned on non-core properties	$1,269		$2,991

Less:
Elimination of management and other fees from the Acquired Properties	(1,149)	(1,149)	(1,990)	(1,990)
Net adjustment to Pro Forma	$120	$(1,149)	$1,001	$(1,990)

Management fees payable to us are equal to a percentage of gross rental revenues. Other fees include (1) leasing fees (commissions) which are equal to a percentage of ABR for any new and renewal lease signed and (2) overhead reimbursements for out of pocket expenses incurred.

(EE) Reflects the reduction of interest expense attributable to the following, (i) repayment of outstanding indebtedness with the proceeds of our Unsecured Credit Facility as discussed in Note (D) above resulting in a reduction to interest expense. Interest on the existing debt arrangements with principal balances of $2.4 billion was approximately $69.4 million and $138.4 million, for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. The $2.4 billion debt reduction will be repaid with proceeds from our Unsecured Credit Facility , comprised of a term loan with a balance of $1.5 billion with a projected interest rate of 1.79% and a revolving credit line of approximately $880.6 million with a projected interest rate of 1.89%, resulting in interest expense of approximately $24.7 million and $49.8 million with a corresponding interest expense reduction of $44.7 million and $88.6 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. The projected interest rates on the new borrowings are based on the current LIBOR rate plus the applicable spread (ii) partial repayment of the revolving credit line (see above) with the net proceeds of this offering resulting in a reduction of outstanding principle by $620.5 million and a corresponding decrease in interest expense of $5.8 million and $11.7 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, and (iii) repayment of $7.5 million of indebtedness on the Acquired Properties, with the net proceeds of this offering, resulting in a reduction to interest expense of $0.1 million and $0.2 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Borrowings under the Unsecured Credit Facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.5% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is based on a total leverage based grid and ranges from 0.40% to 1.00%, in the case of base rate loans, and 1.40% to 2.00%, in the case of LIBOR rate loans. The margin for the revolving credit facility is also based on a total leverage based grid and ranges from 0.50% to 1.10%, in the case of base rate loans, and 1.50% to 2.10%, in the case of LIBOR rate loans.

A 1/8% change to the interest rate would change the pro forma interest expense by $1.1 million and $2.2 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Annex C

[LETTERHEAD OF VENABLE LLP]

DRAFT

[ • ], 2013

Brixmor Property Group Inc.

420 Lexington Avenue

New York, New York 10170

Re:	Registration Statement on Form S-11

File No. 333-190002

Ladies and Gentlemen:

We have served as counsel to Brixmor Property Group Inc., a Delaware corporation (the “Company”), in connection with certain matters of Maryland and Delaware law relating to the registration by the Company of the offering and sale by the Company of up to [ • ] shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”), in the underwritten initial public offering of the Common Stock pursuant to the above referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, in the form in which it was filed with the Commission under the Securities Act;

2. The certificate of incorporation of the Company, as amended and as in effect as of the date hereof (the “Certificate of Incorporation”), certified by the Secretary of State of the State of Delaware (the “Secretary of State”);

3. The form of the Articles of Incorporation (the “Articles of Incorporation”) and Articles of Conversion (the “Articles of Conversion” and, together with the Articles of Incorporation, the “Charter”) of the Company, each to be filed for record with the State Department of Assessments and Taxation of Maryland (the “SDAT”) before the issuance of the Shares, certified as of the date hereof by an officer of the Company;

4. The form of the Certificate of Conversion (the “Certificate of Conversion”), to be filed for record with the Secretary of State before the issuance of the Shares, certified as of the date hereof by an officer of the Company;

5. The Bylaws of the Company (the “Current Bylaws”), certified as of the date hereof by an officer of the Company;

6. The form of Amended and Restated Bylaws of the Company, to be in effect upon the issuance of the Shares, certified as of the date hereof by an officer of the Company;

7. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to the registration, sale and issuance of the Shares (the “Board Resolutions”), certified as of the date hereof by an officer of the Company;

8. A certificate executed by an officer of the Company, dated as of the date hereof; and

9. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth in this letter, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and each such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The conversion of the Company from a Delaware corporation to a Maryland corporation pursuant to the Charter and the Certificate of Conversion will have been approved by the stockholders of the Company as required under the Delaware General Corporation Law, the Certificate of Incorporation and the Current Bylaws.

6. The Charter will have been filed with, and accepted for record by, the SDAT and the Certificate of Conversion will have been filed for record with the Secretary of State before the issuance of any Shares.

7. The Shares will not be issued or transferred in violation of the restrictions or limitations contained in Article VII of the Articles of Incorporation.

8. A committee of the Board will have taken all necessary corporate action to fix the sale price of the Shares (the “Pricing Committee Resolutions”).

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the issuance of the Shares has been duly authorized and, when and if issued and delivered by the Company in accordance with the Board Resolutions, the Pricing Committee Resolutions and the Registration Statement and against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Annex D

[FORM OF OPINION OF SIMPSON THACHER & BARTLETT LLP]

Draft

[date]

Brixmor Property Group Inc.

420 Lexington Avenue

New York, New York 10170

Ladies and Gentlemen:

We have acted as counsel to Brixmor Property Group Inc. (the “Company”), in connection with the Registration Statement on Form S-11 (File No. 333-190002) (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended, relating to the issuance and sale by the Company of common stock, $0.01 par value per share, of the Company.

We have examined the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

In rendering the opinion set forth in paragraph 1 below, we have assumed the accuracy of the representations contained in the officer’s certificate, dated as of the date hereof, provided to us by the Company (the “Certificate”). These representations generally relate to the operation and classification of the Company as a real estate investment trust (a “REIT”), as defined in Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of rendering such opinion, we have also assumed that the Company has been organized and operated and will continue to be organized and operated in the manner described in the Certificate, the Registration Statement and the applicable organizational documents of the Company and that all terms and provisions of such documents have been and will continue to be complied with. We have not made an independent investigation of the facts set forth in the Certificate.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, we are of the opinion that:

1. Commencing with the Company’s initial taxable year, the Company was organized in conformity with the requirements for qualification as a REIT under the Code, and its actual and its proposed method of operation has enabled and will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

2. The statements set forth in the Registration Statement under the caption “Material United States Federal Income Tax Considerations”, insofar as they purport to constitute summaries of matters of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

The opinion set forth in paragraph 1 above is based upon the Code, the Treasury regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the law may cause the tax treatment of the transactions referred to herein to be materially different from that described above. Our opinion is not binding upon either the Internal Revenue Service or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the Internal Revenue Service or rejected by a court. Qualification of the Company as a REIT will depend upon the Company’s satisfaction, through actual annual operating results and other annual requirements, of the various qualification tests contained in the Code and related Treasury regulations. We do not undertake to monitor whether the Company will, in fact, through actual annual operating results and other annual requirements, satisfy the various qualification tests for the taxable year ending December 31, 2013, or any subsequent taxable years. Accordingly, no assurance can be given that the actual results of the Company’s operations for any particular taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code.

We do not express any opinion herein concerning any law other than the federal law of the United States.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP